                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                   SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
   Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                    EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                                           Copy to:
    Thomas L. Korner, President                  Michael D. Phillips, Esq.
  Everflow Eastern Partners, L.P.              Calfee, Halter & Griswold LLP
       585 West Main Street                   1400 McDonald Investment Center
       Canfield, Ohio  44406                        800 Superior Avenue
           330-533-2692                           Cleveland, Ohio  44114
                                                       216-622-8200
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications on Behalf of Person
Filing Statement)


                                 April 30, 2003
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                                                          Amount of Filing Fee*
          Transaction Valuation: 574,877 Units of              $  393.00
                                                               ---------
Limited Partnership Interest at $ 8.44 per Unit
                                ------
--------------------------------------------------------------------------------

* Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

      Amount Previously Paid:  $393.00           Filing Party:  Everflow Eastern Partners, L.P.
                             ----------------                 ---------------------------------
      Form or Registration No.:  Schedule TO     Date Filed:  April 30, 2003
                               --------------               -----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

[ ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 ("Amendment No. 1") to the Issuer Tender Offer Statement on Schedule TO is filed by Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"), in connection with its offer to purchase up to 574,877 units of limited partnership interest (the "Units"), or such lesser number of Units as is properly tendered and not properly withdrawn, at a purchase price of $8.44 per Unit. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated April 30, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal, as amended or supplemented from time to time, which together constitute the offer. This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by the Company on April 30, 2003 ("Schedule TO") as set forth below. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated in this Amendment No. 1 by reference to all applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 11.  ADDITIONAL INFORMATION.

         Items 4--Terms of the Transaction and 11--Additional Information of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

     (1) The first page of the Offer to Purchase is amended by deleting the text of the first bullet point in its entirety and replacing it with the following:

     "The purchase price of $8.44 per Unit is (a) less than the book value per Unit ($8.86) as of December 31, 2002, (b) higher than the price at which the Units were last traded ($5.16) in private transactions, (c) may be less than fair market value since the purchase price of $8.44 per Unit, as adjusted for cash distributions of $.50 per Unit in 2003, is determined based on 66% of the Adjusted Book Value of the Company, which utilizes the "Standardized Measure of Discounted Future Net Cash Flows" from the Company's Proved Developed Reserves as evaluated at December 31, 2002 in place of the carrying value of the Company's oil and gas properties, and
     (d) may be less than the value which could be received in a sale or other disposition of the Company's assets. There was one trade during 2002, occurring in September 2002, in which two independent parties agreed upon a transaction price of $5.16 per Unit based upon the $5.66 per Unit purchase price in the 2002 Offer less the $.50 per Unit distribution that occurred in July 2002. There were no trades during 2001 or 2003."

     (2) The "Introduction--Risk Factors" of the Offer to Purchase is amended as follows:

         (a) Under the first risk factor entitled "Purchase Price May be Less Than Fair Market Value of Assets" on page 7, the third through eighth sentences in the first paragraph of the risk factor are deleted in their entirety and replaced with the following three sentences:

     "Because the Purchase Price per Unit was calculated to equal 66% of the Adjusted Book Value of the Partnership, the Company believes the fair market value of the Company's assets may be greater than the aggregate Purchase Price per Unit. The Adjusted Book Value was calculated to equal $78,822,000, or $13.55 per Unit, while 66% of the Adjusted Book Value was calculated to equal $52,023,000, or $8.94 per Unit, as of December 31, 2002. The Purchase Price of $8.44 per Unit was adjusted for cash distributions of $.50 per unit in 2003.

         (b) Under the first risk factor entitled "Purchase Price May be Less Than Fair Market Value of Assets" on page 7, the following six sentences are added to the beginning of the second paragraph of the risk factor:

     "There is currently no established trading market for the Units. The Company is aware that Units were sold at $5.16 in September 2002, in which two independent parties agreed upon the transaction price based upon the $5.66 per Unit purchase price in the 2002 Offer less the $.50 per Unit distribution that occurred in July 2002. The Company is not aware of any Units sold since September 2002. However, the Company is not always aware of all of the prices at which Units have traded. The Purchase Price of $8.44 is higher than the price at which the Units have last traded in the private market. The Company is not aware of any person or persons who would be interested in purchasing up to 574,877 Units."

         (c) Under the fifth risk factor entitled "No Fairness Opinion" on page 9, the last two sentences of the risk factor are deleted in their entirety and replaced with the following:

     "The evaluation of the Company's oil and gas reserves in the reserve report provides the basis for determining the Adjusted Book Value of $78,822,000. The Standardized Measure of Discounted Future Net Cash Flows of $67,934,000 is $25,893,000 higher than the carrying value of the oil and gas properties on the Company's books of $42,041,000 as of December 31, 2002. The Standardized Measure of Discounted Future Net Cash Flows from the Company's Proved Developed Reserves, as evaluated at December 31, 2002, was utilized to calculate the Adjusted Book Value of the Company. The Company has not performed any other valuations in calculating the Purchase Price. The Purchase Price of $8.44 per Unit is calculated as follows:


       Total partners' equity at December 31, 2002                 $ 51,508,000
       Add:
           Standardized Measure of Discounted
           Future Net Cash Flows                                     67,934,000
           Tax effect adjustment                                      1,421,000
                                                                     ----------
                                                                     69,355,000

       Deduct:
                Carrying value of oil and gas properties (net of
                undeveloped lease costs and prepaid well costs):
                    Historical cost                                 118,141,000
                    Depletion and Amortization                       76,100,000
                                                                    -----------
                                                                     42,041,000

           Adjusted Book Value                                       78,822,000
           66% of Adjusted Book Value                                52,023,000
           98.85% Limited Partners' share                            51,423,000
           Unit price based on 5,748,773 Units                             8.94
           Distribution - January 2, 2003                                   .25
           Distribution - April 1, 2003                                     .25
                                                                   ------------
           Calculated Purchase Price                               $       8.44"

     (3) "Section 6--Certain Conditions of the Offer" of the Offer to Purchase is amended as follows:

           (a) The text of Subsection 6(c) on page 12 is deleted in its entirety and replaced with the following:

    "there shall have been instituted or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which (i) challenges the making of the Offer or the acquisition by the Company of Units pursuant to the Offer or otherwise relates to the Offer or (ii) as reasonably determined by the Company (within five (5) business days prior to the Expiration Date), would have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise have a material adverse effect on the future conduct of the business of the Company or any of its subsidiaries (as contemplated by the Company's current business plan as discussed below under "Item 10--Certain Information About the Company; Historical and Pro Forma Financial Information--Certain Information About the Company--Description of Business--Business Plan") or have a material adverse effect on the Company's ability to purchase up to 574,877 Units in the Offer; or"

           (b) The text of Subsection 6(d)(iii) on page 12 is deleted in its entirety and replaced with the following:

    "materially impair the Company's ability to purchase up to 574,877 Units in the Offer; or"

           (c) The text of Subsection 6(d)(iv) on page 13 is deleted in its entirety and replaced with the following:

    "have a material adverse effect on the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise have a material adverse effect on the future conduct of the business of the Company or any of its subsidiaries (as contemplated by the Company's current business plan as discussed below under "Item 10--Certain Information About the Company; Historical and Pro Forma Financial Information--Certain Information About the Company--Description of Business--Business Plan"); or"

           (d) The text of Subsection 6(e)(v) on page 13 is deleted in its entirety and replaced with the following:

    "(A) a 10% or greater decrease in the New York Stock Exchange Index, the Nasdaq Composite Index, the Dow Jones Industrial Average, the S&P 500 Composite Index or the market prices of equity securities or securities convertible into or exchangeable for equity securities generally in the United States, as measured from the close of business on Tuesday, April 29, 2003, the last trading day prior to the commencement of the Offer, and the close of business on the last trading day prior to the expiration of the Offer, or (B) any change in the general political, market, economic or financial conditions in the United States or abroad that (1) would have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company, or (2) as reasonably determined by the Company, prohibit the Company from proceeding with the Offer; or"

           (e) In the last paragraph of Section 6 on page 14, the parenthetical phrases "(including any action of the Company)" and "(including any action or inaction by the Company)" are deleted.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 19, 2003          EVERFLOW EASTERN PARTNERS, L.P.

                               By:      EVERFLOW MANAGEMENT LIMITED, LLC
                                          General Partner

                               By:      EVERFLOW MANAGEMENT CORPORATION
                                          Managing Member


                               By:  /s/ William A. Siskovic
                                   --------------------------------------------
                                        William A. Siskovic
                                        Vice President and Secretary-Treasurer